Exhibit 10.18

Gannett Co., Inc.

Compensation for Non-Employee Directors

Annual Fees

Each director is entitled to receive an annual fee of $45,000. Each committee chair is entitled to receive an additional annual fee of $15,000.

In lieu of receiving their annual fees in cash, directors may elect to receive their fees in:

(1) shares of restricted stock worth 110% of the applicable cash fee, based on the market value of Gannett’s stock at the time of payment. These restricted shares generally vest at a rate of 1/36th of the shares per month, receive dividend equivalent rights and are issuable to a director upon his or her retirement.

(2) options to purchase a number of shares of common stock equal to four times the number of shares that would have been issued if the applicable fee had been paid in shares of restricted stock. These options generally vest at a rate of 1/4 of the shares on each anniversary of the date of grant, have an exercise price equal to the fair market value of a share of common stock on the date of grant, and are exercisable for a period of eight years from the date of grant.

In addition, upon each annual meeting of shareholders, each director receives a long-term award of either 1,250 shares of restricted stock or options to purchase 5,000 shares of stock.

Meeting Fees

Directors receive $2,000 for each board meeting attended and $1,000 for each committee meeting attended.

Deferral

Directors may elect to defer their cash or restricted stock fees under Gannett’s Deferred Compensation Plan, which for cash fee deferrals provides for ten deemed investment options, including mutual funds and a Gannett common stock fund. Deferred fees paid as restricted stock must be invested in the Gannett common stock fund of the Deferred Compensation Plan.

Expenses

Directors are reimbursed for their reasonable expenses of attending board and committee meetings.